EXHIBIT 2

Release:	IMMEDIATE RELEASE

Contact:	Brian Yuen

Global-Tech USA, Inc.
Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES REPORTS FISCAL YEAR FINANCIAL RESULTS

AND EXPECTS PERFORMANCE TO IMPROVE IN FISCAL 2006

Hong Kong, September 28, 2005 — Global-Tech Appliances Inc. (NYSE: GAI) today announced its financial results for the fiscal year and fourth quarter ended March 31, 2005.

Net sales for the fiscal year ended March 31, 2005 were $41.9 million, compared to $66.9 million in the prior fiscal year. Net loss for fiscal 2005 was $18.6 million, or $1.52 per share, compared to a net loss of $3.9 million, or $0.32 per share, in the prior fiscal year. Included in the net loss for fiscal year 2005 were asset impairment charges and valuation losses on property, plant and equipment, patents, and inventories of approximately $5.5 million in the aggregate, or approximately $0.45 per share.

Net sales for the fourth quarter of fiscal 2005 were $12.2 million, compared to $14.5 million for the fourth quarter of fiscal 2004. Net loss for the fourth quarter of fiscal 2005 was $7.5 million, or $0.61 per share, compared to a net loss of $1.5 million, or $0.12 per share, in the prior corresponding period.

John C.K. Sham, President and Chief Executive Officer, said: “As anticipated, the results for fiscal 2005 in general, and the fourth quarter in particular, reflect a decline in sales of the Company’s core products and the slow progress of the Company’s attempted entry into new business areas, particularly in display products, despite heavy spending on new product initiatives. Additionally, our operating results were further impacted by the continuing low absorption of our manufacturing and administrative fixed overhead resulting from decreased sales in our core business.”

Mr. Sham continued, “The Company is undertaking initiatives to address the major causes of our disappointing performance in fiscal 2005. These initiatives include implementing plans to reduce our overall cost structure, streamlining operations by transferring some less essential functions from Hong Kong to China, establishing new guidelines in evaluating our choice of new product categories, improving internal procedures for developing and introducing new products and developing strategic relationships with key customers to improve business and margins.”

Mr. Sham concluded, “We believe our poor financial performance in fiscal 2005 resulted from the occurrence of a series of unanticipated events and expect our performance to improve in fiscal 2006, starting in the first fiscal quarter. With the changes that we are currently implementing, we are confident that, by continuing to direct our focus on developing innovative products and strengthening our manufacturing capabilities and expertise, we can succeed in improving the Company’s business and financial results in the coming months.”

Global-Tech is a holding company, owning subsidiaries that manufacture and market a wide range of consumer electrical products worldwide, including floor care products and small household appliances. These products are marketed by customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, Hamilton Beach®, Kenwood®, Presto®, Proctor-Silex®, Sanyo®, Sharper Image®, Sunbeam®, and West Bend®. Global-Tech’s subsidiary, Global Display Limited, is currently developing a wide range of consumer products incorporating high-definition flat panel displays (FPDs) that utilize liquid crystal display (LCD), plasma display panel (PDP), liquid crystal on silicon (LCOS), optical, and digital display technologies. Lite Array, Inc., another subsidiary of Global-Tech, is developing and introducing a range of display modules utilizing proprietary small molecule organic light emitting diode (OLED) technology for use in electronic devices, such as cellular phones and MP3 players.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new display products, our ability to establish ourselves as a proven and reliable manufacturer of LCD TVs, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules, digital MP3 players and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in United States dollars)

	Fiscal Year Ended March 31,
	2005	2004
	(unaudited)	(audited)
Net sales	$41,851,163	$66,901,315
Cost of goods sold	(44,595,004)	(52,942,382)

Gross profit (loss)	(2,743,841)	13,958,933
Selling, general and administrative expenses	(16,863,820)	(19,018,822)

Operating loss	(19,607,661)	(5,059,889)
Interest expense	(9,855)	(17,589)
Interest income	976,753	851,066
Other income, net	31,589	427,814

Loss before income taxes	(18,609,174)	(3,798,598)
Provision for income taxes	(33,650)	(107,767)

Net loss before minority interests	(18,642,824)	(3,906,365)
Minority interests	19,525	—

Net loss	$(18,623,299)	$(3,906,365)

Basic and diluted loss per common share	$(1.52)	$(0.32)

Basic and diluted weighted average number of shares outstanding	12,214,800	12,152,592

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in United States dollars)

	March 31,
	2005	2004
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$8,790,594	$15,102,510
Restricted cash	430,974	400,075
Callable deposit	5,000,000	5,000,000
Short-term investments	33,966,281	43,983,462
Accounts and bills receivable, net	7,194,894	9,991,037
Deposits, prepayments and other assets	2,323,895	2,497,126
Inventories	14,056,562	8,808,455

Total current assets	71,763,200	85,782,665

Promissory note and related interest receivable, net	—	553,089
Property, plant and equipment, net	27,779,778	30,791,071
Land use rights	2,191,759	1,886,968
License, net	2,201,124	2,897,809
Patents, net	—	222,994
Loan to a director	76,667	151,850

Total assets	$104,012,528	$122,286,446

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	$37,507	$48,007
Current portion of long-term bank borrowings	—	373,612
Accounts payable	5,258,005	5,130,587
Fees payable for land use rights	—	91,019
Salaries and allowances payable	730,976	677,439
Accrued expenses	3,871,568	2,037,188
Income tax payable	3,698,237	3,753,125

Total current liabilities	13,596,293	12,110,977
Deferred tax liabilities	142,888	142,928

Total liabilities	13,739,181	12,253,905

Minority interests	12,528	—

Shareholders’ equity:
Common stock, par value $0.01; 50,000,000 shares authorized; 12,902,755 and 12,857,045 shares issued as of March 31, 2005 and 2004, respectively	129,028	128,570
Preferred stock, par value $0.01; 1,000,000 shares authorized, no shares issued	—	—
Additional paid-in capital	83,264,716	84,226,550
Retained earnings	12,103,067	30,726,366
Accumulated other comprehensive losses	(742,545)	(555,498)
Less: Treasury stock, at cost, 679,147 shares as of March 31, 2005 and 2004, respectively	(4,493,447)	(4,493,447)

Total shareholders’ equity	90,260,819	110,032,541

Total liabilities and shareholders’ equity	$104,012,528	$122,286,446